                                   Exhibit 6(f)
                     SPECIMEN PROMISSORY NOTE FOR FIRST LOAN

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MUST BE HELD INDEFINITELY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER SAID ACT OR, IN THE OPINION OF COUNSEL TO THE COMPANY, AN EXEMPTION FROM REGISTRATION UNDER SAID ACT IS AVAILABLE. ANY ROUTINE SALES OF THE SECURITIES WHICH MAY BE MADE IN RELIANCE UPON RULE 144 UNDER SAID ACT, IF AVAILABLE, CAN BE MADE ONLY IN ACCORDANCE WITH ALL OF THE TERMS AND CONDITIONS OF THAT RULE. THE COMPANY MAKES NO REPRESENTATION THAT IT WILL MEET THE REPORTING REQUIREMENTS OR ANY OTHER REQUIREMENTS OF RULE 144.

                                 Promissory Note

Maker:            LifeLink Online, Inc.
Maker's Mailing Address:  500 Silver Spur Road, Suite 303, Rancho Palos Verdes,
                          California 90274.

Payee:
Payee's Mailing Address:

Principal Amount:  Twenty Five Thousand and No/100 Dollars ($25,000)

Date:

Annual Interest Rate on Unpaid
Principal from Effective Date:  Five Percent (5%) per annum

Annual Interest Rate
on Matured, Unpaid Amounts:  Five Percent (5%) per annum

Terms of Payment
(principal and interest):           The entire amount of principal, together
                                    with accrued interest thereon, is payable in one installment 60 days from the effective date. Maker reserves the right to prepay this Promissory Note in any amount at any time prior to maturity without penalty.

1. General. Maker promises to pay to the order of Payee at the place of payment, and according to the terms of payment, the principal amount plus interest at the rates stated above. All unpaid amounts shall be due by the final scheduled payment date.

2. Common Stock Purchase Option. If there occurs an Event of Default (as defined below in paragraph 9), then Payee shall have the option to purchase Ten Thousand (10,000) shares of Common Stock for an aggregate purchase price of One Hundred Dollars ($100.00). If the Event of Default continues for 30 days, then after the 30th day (and at the end of each successive 30-day period until this Promissory Note is paid in full), Payee shall have the option to purchase an additional Five Thousand (5000) shares of Common Stock for Fifty Dollars ($50.00) for each additional purchase of Common Stock.

3. Costs of Collection. If this note is given to an attorney for collection, or if suit is brought for collection, or if it is collected through probate, bankruptcy, or other judicial proceeding, then Maker shall pay Payee all costs of collection, including reasonable attorneys' fees and court costs, in addition to other amounts due.

4. Savings Clause. Interest on the debt evidenced by this note shall not exceed the maximum amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under law; any interest in excess of that maximum amount shall be credited on the principal of the debt or, if that has been paid, refunded. On any acceleration or required or permitted prepayment, any such excess shall be canceled automatically as of the acceleration or prepayment or, if already paid, credited on the principal of the debt or, if the principal of the debt has been paid, refunded. This provision overrides other provisions in this and all other instruments concerning the debt.

5. Governing Law . This Promissory Note, and all rights and remedies hereunder, will be governed by the laws of the State of New York.

6. Event of Default. An "Event of Default" shall have occurred if Maker fails to pay any payment of principal or interest on this Note when due.

                                               MAKER:  Lifelink Online, Inc.



                                               By:  ____________________________
                                                        Jerry Farrar, President